Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

MF Fire, Inc.
3031 Washington Blvd, G
BALTIMORE, MD 21230
mffire.com

Up to $534,498.15 in Common Stock at $1.15
Minimum Target Amount: $9,999.25

Company:

Company: MF Fire, Inc.
Address: 3031 Washington Blvd, G, BALTIMORE, MD 21230
State of Incorporation: DE
Date Incorporated: April 23, 2014

Terms:

Equity

Offering Minimum: $9,999.25 | 8,695 shares of Common Stock
Offering Maximum: $534,498.15 | 464,781 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.15
Minimum Investment Amount (per investor): $287.50

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and Feburary 21, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the

Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*MF Fire retains the right to not select individuals for Beta programs and trials it believes are affiliated with organizations it considers to be competitors

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

All Investor Owners Club

All investors get a one-time 15% discount on any order, product or accessory

Investors get to hear about new products before they are publicly available and have the opportunity to pre-buy any product, ensuring they are first in line!

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 perk - $500 | 10% perpetual discount on all products + access to online MF Fire Master Class sessions on topics such as How to Make a Fire Last All Night, How to Make a Fire Tornado, The Art of Fire

Tier 2 perk - $1000+ |Investors will get unique access and opportunities to test drive new technology and products* | All previous tier perks

Tier 3 perk - $2,500+, + 5% bonus shares | All previous tier perks

Tier 4 perk - $5,000+, + 5% bonus shares | All previous tier perks + free Delta firepit in your choice of finish + 1 on 1 session with Taylor Myer or Ryan Fisher, co-founders of MF Fire. (Learn from the masters via a personal zoom or phone session. Burning questions? High schooler's science project or interview for class? It's your call!)

Tier 5 perk - $10,000+, + 5% bonus shares | All previous tier perks + 20% lifetime discount on all products

Tier 6 perk - $25,000+, + 10% bonus shares | All previous tier perks

Tier 7 perk - $50,000+, + 15% bonus shares | All previous tier perks

MF Fire retains the right to not select individuals for Beta programs and trials it believes are affiliated with organizations it considers to be competitors.

All perks occur when the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

MF Fire, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1.15/ share, you will receive and own 110 shares for $115. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

MF Fire is a clean tech company that created groundbreaking wood stove technology that eliminates critical air pollution. Based on extensive internal research and public data, wood stoves are used in a 100 million homes to warm half a billion people, but produce massive amounts of harmful air pollution, creating a global problem. MF Fire used Ph.D level fire science and engineering to solve this fundamental problem. Our innovative solutions won the prestigious MIT Clean Energy Prize and enable our customers to save up to 50% on heating bills, while reducing climate change and air pollution on a massive scale. We believe our patent portfolio delivers a defensible competitive advantage.

We officially started MF Fire in 2014 and have been generating revenue since 2016. We sell our products (smart wood stoves) across North America through multiple sales channels, including retail, distributors, ecommerce sites including Wayfair, and direct to consumers. Despite covid, we recorded our first quarterly profit in Q2 2020 and doubled our fulltime staff.

The US Department of Energy saw MF Fire's potential and recently awarded $2M to MF Fire to create additional transformative products, helping us expand from North

America into the $7.5B global market *(market figure based on extensive internal research and public data).*

Competitors and Industry

The wood stove industry changed dramataically in 2020. Based on public data and internal research, new EPA regulations cut the number of competitors in half creating a growth opportunity for those that remain.

The largest US competitors include Hearth & Homes Technology (part of HNI Corporation), Travis, Blaze King and Pacific Energy. Canadian competitors include Stove Builders International and Napoleon, while Jotul, Stuv and Morso are the European competitors.

Current Stage and Roadmap

We started in 2014 as MF Fire, Benefit LLC, a Maryland Limited Liability Company and started selling commercial products in 2016 after we converted to MF Fire, Inc., a Delaware Corporation.

We have grown our wood stove line to 7 current EPA certified models including free standing stoves, fireplace inserts, and pedestal forms. We have 3 additional models currently in development and we expanded last year into the outdoor market with a line of firepits and accessories. We are currently developing two new technologies funded by he US Department of Energy. The first technology involves artificially creating and sustaining a fire tornado inside a wood stove to deliver a cleaner burning wood stove than currently exists. The second technology is creating a smart thermostat and control system for wood stoves that can retrofitted to any of the 100 million wood stoves worldwide to reduce emissions for stoves already in use.

We sell our products across North America through a multi-sales channel network that includes retailer stores, distributors, online retailers, and direct to consumers. One of our top focuses for the next two years is growing the number of retailers and distributors that sell our products. Growing the number of sales outlets will enable us to grow revenue and reach profitability faster. MF Fire has reached an operational maturity with a full product line and proven process to support sales channel partners.

The Team

Officers and Directors

Name: Paul LaPorte

Paul LaPorte's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO

Dates of Service: April 01, 2015 - Present
Responsibilities: Lead the company's growth, business strategy, fundraising.
Salary: $200,000

- **Position:** Board Member
  Dates of Service: April 01, 2015 - Present
  Responsibilities: Provide guidance and leadership to the Board on behalf of the company

Name: Ryan Fisher

Ryan Fisher's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: April 26, 2014 - Present
  Responsibilities: Manage operations, finance, and customer support. Salary: $200,000

- **Position:** Board Member
  Dates of Service: April 26, 2014 - Present
  Responsibilities: Provide guidance and oversight for the company

Name: Taylor Myers

Taylor Myers's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: April 26, 2014 - Present
  Responsibilities: Provide guidance and oversight as a board member. Salary: $113,500

- **Position:** Lead Scientist
  Dates of Service: April 26, 2014 - Present
  Responsibilities: Provide fire science and engineering expertise and leadership

Other business experience in the past three years:

- **Employer:** University of Maryland
  Title: Lecturer
  Dates of Service: August 01, 2018 - Present
  Responsibilities: Teach college courses

Other business experience in the past three years:

- **Employer:** Biomass Controls, LLC
  Title: Head of Engineering
  Dates of Service: July 01, 2018 - October 01, 2019
  Responsibilities: Manage engineers on clean energy projects

Name: Matt Zuga

Matt Zuga's current primary role is with HighCape Partners. Matt Zuga currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: April 26, 2016 - Present
  Responsibilities: Provide outside guidance and oversight to company operations. Matt does not take a Salary.

Other business experience in the past three years:

- **Employer:** HighCape Partners
  Title: Partner
  Dates of Service: October 01, 2013 - Present
  Responsibilities: Evaluating and making investments in companies for his investment firm

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the

Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the furniture industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult

environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may

never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights
The common stock that you are buying has voting rights attached to them. However, you are granting the right to vote, by proxy, to the CEO and his or her successor. You will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will

fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

MF Fire was formed on 04/23/2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. MF Fire has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our clean burning technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names,

and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it

is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the EPA (Environmental Protection Agency), DOE (Department of Energy) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on MF Fire or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on MF Fire could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ryan Fisher	3,074,302	Common Stock	27.93

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, and Series Seed-2 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 464,781 of Common Stock.

Common Stock

The amount of security authorized is 13,000,000 with a total of 7,131,121 outstanding.

Voting Rights

1 vote per share

Material Rights

The total shares outstanding includes: 2,068,604 shares to be issued pursuant to outstanding options and 1,221,617 shares reserved pursuant to an EIP.

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the

Common Stock.

Series Seed Preferred Stock

The amount of security authorized is 4,098,361 with a total of 2,917,207 outstanding.

Voting Rights

One vote per share; votes along side common share

Material Rights

Specific Liquidation Preference.

The total shares outstanding includes: 950,000 shares to be issued pursuant to outstanding warrants.

Series Seed-2 Preferred Stock

The amount of security authorized is 2,167,841 with a total of 959,838 outstanding.

Voting Rights

One vote per share; votes along side common share

Material Rights

Specific Liquidation Preference.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible

bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Series Seed-2 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $758,761.00
  Number of Securities Sold: 959,837
  Use of proceeds: growth, sales expansion
  Date: January 31, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2018 compared to year ended December 31, 2017

The following discussion is based on our unaudited operating data from our consolidated financial statements used for investor communications and tax preparation.

Revenue

Revenue for fiscal year 2018 was $146,642, about flat compared to fiscal year 2017 revenue of $143,970.90. The company reduced online advertising spending in 2018 from 2017 and spent considerable time and effort to upgrade its manufacturing partner ecosystem allowing for greater margins moving forward. The company also spent time developing and certifying a new EPA 2020 certified wood stove, which was launched in Q4 of 2018. We believe this new product will have a strong positive impact on 2019 revenues.

Cost of goods sold

Cost of sales in 2018 was $146,277, compared to $94,439 in fiscal year 2017. The increase was attributable to manufacturing costs to produce late season inventory of our new Nova product, which achieved EPA certification in late 2018.

Gross profit

2018 gross profit decreased by $49,167 over 2017 gross profit. This decrease was attributable to the cost of goods for additional late season 2018 inventory, combined with 2017 products showing up primarily in 2016 financials due to when products and components were paid for.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses. Expenses in 2018, $1,006,809, stayed essentially flat from 2017, $996,453, although 2018 saw a decrease in compensation and benefits costs, and marketing related costs, while the company made important changes to manufacturing and developed a second core product.

Year ended December 31, 2019 compared to year ended December 31, 2018

The following discussion is based on our unaudited operating data from our consolidated financial statements used for investor communications and tax preparation.

Revenue

2019 revenue grew 66% to $243,807 from 2018 revenue of $146,641. The company more than doubled unit sales from 2018 to 2019 as we started developing and selling through new sales channels, including distributors, retailers and online retailers. Selling through various retail channels reduced revenue per unit as margin is now shared with one and sometimes two partners, but the new sales channels strengthened the company's reach and we believe puts the company on a stronger and more sustainable growth curve. The company's goal in year 1 of creating the new sales channels was to validate the company could support new sales partners and develop the core processes necessary to continue growing a diversified set of sales channels.

Cost of goods sold

Cost of goods sold in 2019 were $128,403, down from $146,277 in 2018, as the company started to realize new manufacturing change and product design cost benefits. The company expects to continue to see lower cost of goods sold continue as we produce higher volumes of products.

Gross profit

Gross profit in 2019 was $115,404, up from a 2018 gross profit of $365. This is due to manufacturing cost benefits, higher unit volume sales, and broader sales channels. As the company added a third product late in 2019 and proved out multiple new sales channels as a distribution strategy, we expect gross profits to increase proportional to revenue growth as sales partners start to have more products to sell and more sales partners come on line in 2020.

Expenses

Expenses continued a declining trend as the company learned to operate leaner and payroll expenses remained low due to shifting some sales effort to new sales partners. Total expenses in 2019 were $578,344, down from $974,251 in 2018.

Historical results and cash flows:

Historical results and cash flows are not representative of what investors should expect in the future. The company has transitioned from a low volume, direct-only sales model to a higher volume multi-sales channel model, while moving from a single EPA certified model to 7 certified EPA models in 2020. As more retail partners and distributors are added to our sales network, each partner will have more products spanning more consumer segment needs, which are anticipated to increase revenue accordingly. Additionally, the company benefits in 2020-2022 from $2 million in DOE grant funding that has enabled the company to continue, and will likely continue to help, to add revenue-producing products at marginal company expense.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has $67,000 cash on hand and short-term AR of $200,000 due from DOE reimbursements. The company has a revolving Line of Credit for $250,000 with Fulton Bank, with an outstanding balance of $75,000 drawn down to cover expenses while waiting on DOE AR reimbursement.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign provide growth capital. While they are not critical for core operations, the funds will enable us to accelerate sales and revenue growth. The funds provide flexibility for the business to add sales resources, increase inventory of new products, and go after new growth opportunities such as licensing, partnering, or new patent and IP development.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds raised from this offering enhance and strengthen the company's financial position, but are not required for the viability of the business. The funds are anticipated to be used as growth capital.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the company raises the minimum in this offering and assuming current revenue streams were to disappear entirely, the company has funding for approximately 6 months of operations. This includes maintaining full employment, rent, insurance, and other essential expenditures.

How long will you be able to operate the company if you raise your maximum funding goal?

If the company raises the maximum funding goal and based on current revenues and forecasted growth, we anticipate that the company will reach profitability and become self-supporting.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company has had discussion with current investors and our current bank to extend the current Line of Credit to grow with the company to cover cash flow needs

related to inventory and growth.

Indebtedness

- **Creditor:** TEDCO
  Amount Owed: $100,000.00
  Interest Rate: 8.0%
  Maturity Date: January 19, 2021

- **Creditor:** Fulton Bank
  Amount Owed: $75,000.00
  Interest Rate: 5.25%
  This is a revolving line of credit for $250,000 to provide float capital to cover lag time for DOE project reimbursements.

- **Creditor:** Payroll Protection Program
  Amount Owed: $59,998.00
  Interest Rate: 0.0%
  FORGIVENESS GUIDELINES MET. No interest due, no payments due, waiting for forgiveness paperwork

- **Creditor:** Small Business Administration (SBA) – Economic Injury Disaster Loan (EIDL)
  Amount Owed: $60,200.00
  Interest Rate: 3.75%
  1 year payment deferral

- **Creditor:** Maryland Small Business
  Amount Owed: $50,000.00
  Interest Rate: 2.0%
  1 year payment deferral

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $12,659,390.90

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan, if any, are issued.

MF Fire has been in business since 2014. During that time the company has progressed from a research and development organization to a revenue producing company with a full product line of regulated EPA products and growing sales channels. During this time, MF Fire has raised approximately $2M in investment capital to continuously grow and mature the company. We recently secured an additional $2M in DOE funding to develop new products, which will further enhance and broaden our market opportunity.

MF Fire started generating revenue at the end of 2016 and has progressively sold more products across more sales channels, increasing revenue every year. The company believes 2020 will be an accelerating growth year for revenue, units sold and geographic reach as new EPA regulations have created an unprecedently market opportunity for growth by eliminating the majority of competitors and competing wood stove models.

The company was last valued by our current investors who invested more money in January 2020 at an $8M pre-money valuation. In the past 8 months, the company has more than doubled its product line, doubled employees to keep up with demand, posted its first quarterly profit in Q2 2020, and began 2 DOE projects that infuse the company with substantial operating capital for new product development and related expenses.

Based on these factors, the maturity of the company, our ability to continuously and successfully develop and bring regulated products to market, and our growing IP portfolio, the company established a pre-money valuation of approximately $12.6+ million.

Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.25 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  90.0%
  Sales and marketing growth capital

- *DOE product development*
  6.5%
  Misc spending to support DOE grant awards

If we raise the over allotment amount of $534,498.15, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *DOE product development*
  10.0%
  Product development spending to support DOE projects

- *Inventory*
  30.0%
  Purchase inventory of new product to ensure stable availability during the primary sales season.

- *Company Employment*
  20.0%
  Increase spending to grow sales and sales support staff

- *Working Capital*
  20.0%
  Working capital to cover core operations and equipment as the company grows.

- *Marketing*
  10.0%
  Increased spending to accelerate the number of retailer partners. Increase peak season SEM spending to create additional sales leads.

- *Research & Development*
  6.5%
  Additional research and development. Expansion of patent portfolio.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at mffire.com (https://mffire.com/resources/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mf-fire

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR MF Fire, Inc.

[See attached]



MF FIRE, INC.
A DELAWARE CORPORATION

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2019

Table of Contents





Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of MF Fire, Inc.
Baltimore, MD

We have reviewed the accompanying financial statements of MF Fire, Inc. ("the Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 2019 and 2018, and the related notes to financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered losses since inception, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

October 9, 2020

MF FIRE, INC.
BALANCE SHEETS
December 31, 2019 and 2018
(unaudited)

	2019	2018
Assets		
Current assets		
Cash and cash equivalents	$ 70,606	$ 111,589
Inventory	136,492	72,808
Other current assets	3,961	39
Total current assets	211,059	184,436
Total assets	$ 211,059	$ 184,436
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 454,153	$ 182,915
Royalties Payable	16,412	9,098
Deferred rent liability	25,697	20,050
Promissory notes	50,000	-
Convertible notes payable, net	413,973	280,188
Total current liabilities	960,235	492,251
Total liabilities	960,235	492,251
Commitments and contingencies	-	-
Stockholders' equity		
Common stock, 3,840,900 and 3,840,900 shares issued and outstanding at December 31, 2019 and 2018	3,841	3,841
Preferred stock, 1,967,207 and 1,967,207 shares issued and outstanding at December 31, 2019 and 2018	1,967	1,967
Additional paid-in capital	1,857,928	1,768,763
Accumulated deficit	(2,612,912)	(2,082,386)
Total stockholders' equity	(749,176)	(307,815)
Total liabilities and stockholders' equity	$ 211,059	$ 184,436

See independent accountants' review report and accompanying notes to the financial statements.

MF FIRE, INC.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2019 and 2018

(unaudited)

	2019	2018
Revenue		
Sales, net	$ 243,807	$ 146,642
Total revenue	243,807	146,642
Cost of goods sold	128,403	146,277
Gross profit	115,404	365
Operating expenses		
Professional fees	282,791	319,200
General and administrative	109,441	123,821
Payroll and related expenses	87,116	226,483
Rent	64,494	57,195
Research and Development	14,404	182,285
Advertising expense	12,522	52,929
Travel	6,834	11,523
Depreciation expense	742	815
Total operating expenses	578,344	974,251
Loss from operations	462,940	973,886
Other expense (income)		
Interest expense	60,272	25,458
Royalty expense	7,314	7,100
Total other expense (income)	67,586	32,558
Net loss before income taxes	530,526	1,006,444
Provision for income taxes	-	-
Net loss	$ 530,526	$ 1,006,444

See independent accountants' review report and accompanying notes to the financial statements.

MF FIRE, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019 and 2018

(unaudited)

	2019	2018
Cash flows from operating activities		
Net loss	$ 530,526	$ 1,006,444
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation and amortization	742	815
Stock based compensation	47,950	173,015
Changes in operating assets and liabilities:		
Other current assets	(3,922)	(39)
Inventory	(63,684)	(9,319)
Accounts payable and accrued expenses	278,552	170,734
Deferred revenue	5,647	20,050
Net cash used by operating activities	(265,241)	(651,188)
Cash flows from investing activities		
Payments for the purchase of fixed assets	(742)	(188)
Net cash used by investing activities	(742)	(188)
Cash flows from financing activities		
Proceeds from issuance of convertible notes	175,000	400,000
Proceeds from issuance of promissory notes	50,000	-
Net cash provided by financing activities	225,000	400,000
Net decrease in cash and cash equivalents	(40,983)	(251,376)
Cash and cash equivalents, beginning	111,589	362,965
Cash and cash equivalents, ending	$ 70,606	$ 111,589
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	-	-
Income taxes	-	-
	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

MF FIRE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2019 and 2018
(unaudited)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance on December 31, 2017	1,967,207	$ 1,967	3,840,900	$ 3,841	$ 1,375,936	$ (1,075,942)	$ 305,802
Issuance of warrants					219,812		219,812
Stock options compensation					173,015		173,015
Net income (loss)						(1,006,444)	(1,006,444.00)
Balance on December 31, 2018	1,967,207	1,967	3,840,900	3,841	1,768,763	(2,082,386)	(307,815)
Issuance of warrants					41,215		41,215
Stock options compensation					47,950		47,950
Net income (loss)						(530,526)	(530,526.00)
Balance on December 31, 2019	1,967,207	$ 1,967	3,840,900	$ 3,841	$ 1,857,928	$ (2,612,912)	$ (749,176)

See accountants' review report and accompanying notes to the financial statements.

4

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

MF Fire, Inc. ("the Company"), is a corporation originally organized as a Maryland State Limited Liability Company in April of 2014 and converted to a 'C' Corp on November 30, 2016 under the laws of Delaware, and is headquartered in Baltimore, MD. MF Fire operates in the industry of wood stoves using innovation that eliminates the undesirable aspects of wood stoves.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the year ended December 31, 2018, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company recognizes revenue from selling wood stoves to customers. The Company's payments are generally collected upfront and prior to shipment. The Company's sole performance obligation for retail customers is the delivery of its product, typically recognized upon shipment. For years ending December 31, 2019 and 2018 the Company recognized $243,807 and $146,642 in revenue, respectively,

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities, not disclosed in the tables below, reported in the balance sheets approximate their fair value.

The fair value of $41,215 and $219,812 of warrants issued during the period ending December 31, 2019 and 2018, respectively, was estimated on the date of issuance using the Black-Scholes method, level 3, with the following assumptions:

	2019	2018
Expected term	10 years	10 years
Stock price on grant date	$ 0.61	$ 0.61
Exercise price	$ 0.61	$ 0.61
Interest rate	0.39%	0.39%
Volatility	250%	250%
Dividend yield	0%	0%

The following table summarizes financial statement balances measured on a non-recurring basis as of:

	December 31, 2019						
	Level 1		Level 2		Level 3		Total
Stock options granted	$	-	$	-	$	47,950	$ 47,950
Warrants granted		-		-		41,215	41,215
	$	-	$	-	$	89,165	$ 47,950

	December 31, 2018						
	Level 1		Level 2		Level 3		Total
Stock options granted	$	-	$	-	$	173,015	$ 173,015
Warrants granted		-		-		219,812	219,812
	$	-	$	-	$	392,827	$ 173,015

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company did not have cash in bank deposit accounts in excess of federal insured limits.

Inventory

Inventory is stated at the lower of cost or market value and is account for using the first-in-first-out method ("FIFO"). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. During the periods ended December 31, 2019 and 2018, the Company determined no such impairment charge necessary.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routing repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2019 or 2018.

Depreciation expense for the years ended December 31, 2019 and 2018, was $742 and $815 respectively.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2019 and 2018, the Company recognized $12,522 and $52,929 advertising costs, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred. During the years ended December 31, 2019 and 2018, the Company recognized $14,404 and $182,285, in research and development, respectively.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and

liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. There were no significant changes to the Company's income tax accounts as a result of the Tax Act.

The federal net operating loss carryforward for years 2017 and prior begin to expire in 2037, and net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company has not yet filed its tax return for 2019, however, the following table outlines the estimated deferred tax assets of the Company at December 31:

	2019	2018
Deferred tax asset:		
Net operating loss carryforward	$ 1,115,779	$ 1,004,369
Total deferred tax asset	1,115,779	1,004,369
Valuation allowance	(1,115,779)	(1,004,369)
Deferred tax asset, net	$ -	$ -

Recent Accounting Pronouncements

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

Subsequent to year end, the Company amended articles of incorporation and increased authorized number of shares. The total number of shares of all classes of stock is 19,266,202, consisting of 13,000,000 shares of Common Stock, $0.001 par value, and 6,266,202 shares of Preferred Stock, $0.001 par value. 4,098,361 of Preferred Stock

are designated Series Seed Preferred Stock and 2,167,841 shares of the Preferred Stock are designated Series Seed – 2 Preferred Stock.

In January 2020, the Company executed a Series Seed -2 Stock Investment Agreement. A total amount of $766,341 of outstanding note principal and accrued interest was converted into 926,943 Series Seed – 2 Preferred Stock.

The Company applied for the Paycheck Protection Program loan and received the loan in the amount of $59,998.

The Company entered into the loan agreement with the Small Business Administration for the amount of $60,200 with an interest rate of 3.75% and maturity date in 2050. Payments muse begin one year from the agreement date.

The Company entered received a loan from Maryland Small Business in the amount of $50,000 with an interest rate of 2%, maturity date of 2023 and one-year payment deferral.

The Company opened a revolving line of credit in the amount of $250,000 and interest rate of prime interest rate plus 2%. Current interest rate on the loan is 5.25%.

Management has evaluated subsequent events through the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements, other than those above.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $2,612,912 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – PROPERTY AND EQUIPEMENT

Property and equipment consist of the following at December 31:

	2019	2018
Furniture and equipment	$ 3,465	$ 2,723
	3,465	2,723
Accumulated depreciation	(3,465)	(2,723)
Property and equipment, net	$ -	$ -

Depreciation expense for the years ended December 31, 2019 and 2018, was $742 and $815, respectively.

NOTE 4 – CONVERTIBLE NOTES PAYABLE

Prior to 2018, the Company issued a $100,000 unsecured convertible note with an interest rates of 8% and maturity date in 2021.

In 2018 the Company issued $400,000 of unsecured convertible notes with an interest rate of 12% and maturity dates in 2021. The notes are convertible at the request of the holder into common stock at a conversion price of $0.61 per share on or after the maturity date. In conjunction with the convertible notes, the Company issued warrants to purchase up to 800,000 shares of Preferred Stock, at an exercise price of $0.61 per share. The value of the warrants of $219,812 was allocated against the principal proceeds of the convertible notes.

In 2019 the Company issued $75,000 of unsecured convertible notes with an interest rate of 12% and maturity dates in 2020. The notes are convertible at the request of the holder into common stock at a conversion price of $0.61 per share on or after the maturity date. In conjunction with the convertible notes, the Company issued warrants to purchase up to 150,000 shares of Preferred Stock, at an exercise price of $0.61 per share. The value of the warrants of $41,215 was allocated against the principal proceeds of the convertible notes.

All convertible notes are recorded under current liabilities as subsequent to year end, all convertible notes, including accrued interest, were converted into Series Seed-2 Preferred Stock.

The Company recognized interest expense of $60,272 and $25,458 during the years ended December 31, 2019 and 2018, respectively.

NOTE 5 – PROMISSORY NOTES PAYABLE

In December 2019 the Company issued a $50,000 promissory note with no interest if the Company completes an initial close of Series Seed 2 preferred Stock within 90 days, otherwise interest shall accrue as simple interest on

any unpaid principal balance at the rate of 12% with a maturity date in 2022.

In 2019 the Company issued $100,000 promissory notes with an interest rate of 12% and maturity dates in 2020. The notes have an option to convert the value of the note into an equivalent equity instrument investment in the next equity investment offering. The Company granted to the note holders a security interest in all inventory, including raw materials, work in process, finished goods, and material used or consumed in Company's business as a collateral for the amount of $75,000 of the promissory note balance. Subsequent to year end, all notes were converted into Series Seed -2 Preferred Stock.

The Company recognized interest expense of $60,272 and $25,458 during the years ended December 31, 2019 and 2018, respectively.

NOTE 6 – STOCKHOLDERS' EQUITY

At December 31, 2019 and 2018, the Company has 10,000,000 $.0001 par value, shares of common stock authorized, with 3,840,900 shares issued and outstanding. There were no common stock transactions during the two years ending December 31, 2019.

At December 31, 2019 and 2018, the Company has 4,098,361 $.0001 par value, shares of Series Seed Preferred Stock authorized, with 1,967,207 shares issued and outstanding. There were no Series Seed Preferred Stock transactions during the two years ending December 31, 2019.

Subsequent to year end, the Company amended articles of incorporation and increased authorized number of shares. The total number of shares of all classes of stock is 19,266,202, consisting of 13,000,000 shares of Common Stock, $0.001 par value, and 6,266,202 shares of Preferred Stock, $0.001 par value. 4,098,361 of Preferred Stock are designated Series Seed Preferred Stock and 2,167,841 shares of the Preferred Stock are designated Series Seed – 2 Preferred Stock.

NOTE 7 – OPERATING LEASE

In 2018, the Company entered into a lease agreement for the rent of a facility that terminates in 2023. The lease agreement provides the Company an option to extend for five additional years, which the Company intends to exercise. The extension is incorporated in the future minimum lease payments table below.
For the years ended December 31, 2019 and 2018, the Company recognized rent expense of $64,494 and $57,195, respectively.

The Company had a number of vehicle leases prior to 2019. For the years ended December 31, 2019 and 2018, the Company recognized vehicle lease expense of $13,529 and $34,996, respectively. The Company has one active vehicle lease with monthly payments of $681 and expiring in June 2023.

The following is schedule of minimum rental payments required under the operating lease agreements for the years ended December 31:

2020	$	58,574
2021		58,574
2022		58,574
2023		58,574
2024		58,574
Thereafter		229,414

NOTE 8 – STOCK OPTIONS

During 2016, the Company executed the 2016 Equity Incentive Plan. During the years ended December 31, 2019 and 2018, the Company issued 737,704 and 1,330,900 stock options, respectively, to Company's officers. Stock options granted time-vest over 6 monthly equal increments. At December 31, 2019 and 2018, there were 2,068,604 and 1,330,900 stock options outstanding, respectively.

The Company utilizes a third-party valuation service to value the share price of the Company's common stock, which the Company uses to value the options issued. The Company valued the options using the Black Scholes Merton pricing model, resulting in stock-based compensation expense associated with vesting options of $47,950 and $173,015 as of December 31, 2019 and 2018, respectively. At December 31, 2019, $46,824 of unrecognized stock compensation cost is expected to be recognized over the remaining vesting period of the options granted.

A summary of option activity is as follows:

	Options - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2017	-	$ -	-
Granted	1,330,900	0.13	10.0
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding December 31, 2018	1,330,900	$ 0.13	9.4
Granted	737,704	-	10.0
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding December 31, 2019	2,068,604	$ 0.13	8.7

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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MF Fire

Transforming Wood Heat into Clean Energy



Transforming Wood Heat Into Clean Energy



Website BALTIMORE, MD CLEAN TECHNOLOGY MANUFACTURING

MF Fire is transforming wood heat into clean energy. We create smart wood burning technology and products that are efficient, safe, easy to use and good for the environment.

$371,231 raised

474 Investors	**$12.7M** Valuation
$1.15 Price per Share	**$287.50** Min. Investment
Common Shares Offered	**Equity** Offering Type
$534K Offering Max	**3** Days Left

INVEST NOW



This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates 24 Comments Follow

Reasons to Invest

- We experienced substantial revenue growth, more than 100% YOY growth in product line and employees, to keep up with the demand
- Based on extensive internal research and public data analysis, there are well over 100 million wood stove users worldwide and 1.5 million wood stoves are sold annually.
- Due to new 2020 EPA emissions standards for wood stoves, we discovered more than half our competitors have been taken off the market, while MF Fire remains one of the very few companies to have met these requirements from the beginning.

Rewards

Get rewarded for investing more int

$287+

Investment

StartEngine Owner's Bor

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this progra please see the Offering Summary section below.

OVERVIEW

A true underdog story



Low Emissions Prize — WoodStove Decathlon

MIT Clean Energy Prize for Energy Efficiency — MIT CLEAN ENERGY PRIZE

Grand Prize for Best Overall Stove — NEXT GENERATION WoodStove DesignChallenge

It all started when a University of Maryland professor asked two grad students to lead a team of students in a contest to create an innovative, low emissions wood stove. They spent a year building the stove and arrived at the contest to discover that they were the only college team, while the others were major stove manufacturers from around the world. The students' design scored the lowest emissions ever recorded in a head to head competition, for which it won the Low Emissions Prize, beating the biggest names in the industry.

MF Fire continued its success by winning the prestigious MIT Clean Energy Prize for Energy Efficiency, providing strong validation and broader recognition for MF Fire's innovative technology when compared to other technologies across all clean energy sectors. Following this award, the team returned to the international competition at the Wood Stove Design Challenge and again received accolades as the Low Emissions champion, also winning the Grand Prize for Best Overall Stove.

The founders realized they had created something unique and special and formed MF Fire to transform wood stoves into a clean, sustainable, and affordable source of heat. The company has since revolutionized the industry, delivering clean, highly efficient wood stoves for a modern world.

THE PROBLEM

Older wood stoves are hazardous to our health and the environment

$287+

Investment

All Investor Owners Club

All investors get a one-time 15% di on any order, product or accessory Investors get to hear about new pr before they are publicly available have the opportunity to pre-buy ar product, ensuring they are first in

$500+

Investment

Tier 1 perk

10% perpetual discount on all pro access to online MF Fire Master Cl sessions on topics such as How to a Fire Last All Night, How to Make a Tornado, The Art of Fire

$1,000+

Investment

Tier 2 perk

Investors will get unique access ar opportunities to test drive new technology and products* | All pr tier perks

$2,500+

Investment

Tier 3 perk

5% bonus shares | All previous tie perks

$5,000+

Investment

Tier 4 perk

5% bonus shares | All previous tie perks + free Delta firepit in your ch of finish + 1 on 1 session with Tayl Myer or Ryan Fisher, co-founders o Fire. (Learn from the masters via a personal zoom or phone session.

health and the environment

Traditional wood stoves release air pollution that is harmful to our health and the environment. We believe wood stoves didn't change much for the last 40 years, but things are beginning to change. Consumers are demanding better options for themselves and for the planet.

To keep up with this demand, the EPA implemented long overdue revisions to wood stove emissions standards. As of May of 2020, the EPA has mandated that wood stoves produce 56% less air pollution than what was previously required. Based on our research, these new requirements caused 60% of wood stove manufacturers to exit that market while demand for safer, more sustainable wood burning alternatives has surged higher than ever.



THE SOLUTION

The most modern, clean, and efficient wood stoves on the market

MF Fire takes a different approach than the rest of the industry, by starting with innovation and hard fire science. Since 2016, our team of engineers and fire scientists have used patented and proprietary know-how to produce stoves that meet the stringent, newly-implemented 2020 EPA emissions standards.

MF Fire has created one of the first to market automated smart wood stoves, that is 90% efficient with 50% savings on fuel costs, far cleaner than a traditional wood stove and actively helps prevent chimney fires. We have 7 wood stoves available,

$10,000+
Investment
Tier 5 perk
5% bonus shares | All previous tie perks + 20% lifetime discount on a products

$25,000+
Investment
Tier 6 perk
10% bonus shares | All previous ti perks

$50,000+
Investment
Tier 7 perk
15% bonus shares | All previous ti perks

3 more in the pipeline, and a growing line of outdoor fire products. Our stoves are available with 3 different sizes of fireboxes to warm homes of all sizes, and multiple looks and form factors to suit any need or design aesthetic. By leveraging a few certified fireboxes across multiple models, we simplify engineering and inventory management, while creating economic advantage.

robust product line



Catalyst ™

- Automated and easy to use
- Smart controls deliver maximum efficiency and performance
- Control your fire with an app on your smart phone
- 5 minutes to a roaring fire

 Nova ™

- Ideal for room, cabin, or small home
- Simple and easy to use
- Large glass viewing area
- Freestanding, tower and insert models available





Nova 2 ™

- Perfect for up to 2,500 ft2
- 50% larger firebox than Nova
- 30% larger viewing glass
- More heat, longer burn


Delta ™

- Stylish portable firepit
- Folds flat – less than 1 inch
- 30 second assembly
- Easy to transport & store



THE MARKET

100+ million wood stoves worldwide and fewer competitors on the market than before

- 1.5 million wood stoves are sold per year
- 60 million homes in the US have fireplaces, half of which burn wood and can use our products (US Census).

We discovered that the new EPA standard for wood stoves dramatically changed the supply side of the industry, reducing our competitors by 60%, and eliminating about 80% of wood stove models from the market. This disruption has created an unprecedented opportunity for growth for MF Fire, as retailers require new stove models and brands to fill inventory gaps.

The below data is based on the company's internal research supported by statistics found in EPA's public database. 100%+ YOY growth refers to units sold, number of products and employees.



1.5 million wood stoves are sold per year

60 million US homes have fireplaces

50%

100%+ YOY growth **MF Fire**



burn wood

Numerous awards for a product that created a brand new market sector

We've experienced major growth since 2016, when we secured our first venture capital investment and delivered the first automated smart wood stove to consumers. We started out by creating a brand new industry category and have since gone on to receive our first patent and create a product line of 7 different wood stoves. Despite COVID setbacks, our employees have more than doubled in 2020, to keep up with demand.

2019 — 2 awards for ~$2M — U.S. DEPARTMENT OF ENERGY

2018 — Venture of the Year Award — Mtech

2016 — ICE Innovation Award — TEDCO LEADING INNOVATION TO MARKET

2014 — Clean Energy Prize — MIT CLEAN ENERGY PRIZE

Grand Prize, Low Emissions Prize — NEXT GENERATION WoodStove DesignChallenge

2013 — Low Emissions Prize — WoodStove Decathlon

We have received numerous awards over the years:
- 2019 - 2 awards for ~$2M from the US Department of Energy (DOE) to continue our transformation of the industry
- 2018 - Mtech Venture of the Year Award
- 2016 - Maryland Technology Development Corp.'s ICE Innovation Award
- 2014 - MIT Clean Energy Prize for Energy Efficiency
- 2014 - Wood Stove Design Competition - Grand Prize, Low Emissions Prize
- 2013 - Wood Stove Decathlon Low Emissions Prize - emitting fewer particulates than any other stove. At 0.2 grams per hour, MF Fire's stove was 23 times cleaner than the then-current EPA emissions standards.

WHAT WE DO

Smart technology to eliminate air pollution and health hazards

Our first product to market in 2016 was Catalyst, the world's first automated smart wood stove, delivering high efficiency, safety and ease-of-use. Catalyst remains a benchmark in innovation, providing users with a stove that automatically adjusts the burn to meet the ever-changing conditions of the fire. Our mobile app enables users to set their preference for room temperature and adjust the fire to deliver the desired amount of heat, all while optimizing the fire for maximum efficiency and low emissions.



MF Fire has grown its product line to 7 wood stoves, including 4 new stove models available this fall, and a line of outdoor fire pits and accessories. We use only the finest quality materials and expert craftsmanship. Starting with welded steel, our wood stoves employ large glass viewing windows, soapstone, and a variety of color options. We produce wood stoves unlike any other in North America that range from sleek and modern to sophisticated and high tech.



THE BUSINESS MODEL

Multiple sales channels and 3x growth in units sales

MF Fire has a full line of certified products, defensible patents, and unique know-how, and has been generating revenue since 2016. Over the past year, we have expanded distribution to make our product available through multiple sales channels across North America, including specialty retailers, distributors, online ecommerce partners, and direct to consumer. Our current business model focuses on revenue growth, expanding our sales channels and driving the company to sustained profitability.

All figures below regarding current and future markets goals are based on the company internal research and actual results are not guaranteed.




US
12 M
EU
50 M
ASIA
20 M
INDIA
10 M
JAPAN
6M
SOUTH AMERICA
5M
AUSTRALIA
2 M
NEW ZEALAND
2 M
100+ Million Installed Stoves
World wide
1.5 million
new stoves
sold annually

We tripled our unit sales from 2018 to 2019, as our new sales channels started to expand. We are expanding our sales and distribution while simultaneously launching additional products to fill key market segments and maximize revenue growth across our growing network of retail partners. Our sales and distribution channels are young, having entered less than 2% of the specialty retail market, providing a multi-year opportunity for continued expansion and growth.

100%+ YOY growth refers to units sold, number of products and employees.


Unit Sales 3x
2018
2019
100%+
YOY growth
MF Fire

HOW WE ARE DIFFERENT

Our smart burning technology relieves a serious environmental burden

Our smart controller delivers a perfect burn every time directly from your smartphone. By replacing traditional wood burning, we will eliminate 1,170,000 metric tons of CO_2 per year. Over the stove's lifetime, replacing fossil fuel devices with a catalyst wood burning stove will save 40,500,000 metric tons of CO_2 from being emitted. If we were to replace all wood stoves in the US overnight with MF Fire stoves, we would cut PM2.5 air pollution, a most harmful form of particulate matter by up to 40%.



Delivers a perfect burn every time

Replacing traditional wood burning

Eliminating **1,170,000** metric tons of CO2 per year

Save 40,500,000 metric tons of CO2 from being emitted

MF Fire remains one of the very few companies to have always delivered 2020 EPA compliant stoves, a full 4 years before the standard was enacted. And now, with 80% of stove models taken off the market, we are in a unique position to capture a massive market share.

The data below is based on company's internal research supported by statistics found in EPA's public database.

		Pre-2020	2020*	Retrofit Market (New – 2022)
	Total Competitors	75	30	0 Fire MAPS first mover advantage 18-24 months lead
	Top Competitors	HHT Travis Jotul SBI Blaze King Hearthstone US Stove Pacific Energy	HHT Travis Blaze King SBI Opportunity to secure market share of 45 competitors exiting market	Potential Competitors Nest Amazon Honeywell SBI Quadrafire Pellet Stove Controller Manufacturers
	Total Certified Products	466	95	0

* Competitor data continues to evolve throughout 2020

THE VISION

Continued sales growth and strong

Continued sales growth and strong leadership, as innovators in the wood heat industry

MF Fire will continue to transform the wood heat industry as an innovation leader, using fire science, emerging technology, and ingenuity. We will remain focused on turning wood heat into a clean, climate-friendly energy source as we continue to create new Intellectual Property to add to our patent portfolio.

MF Fire is entering an extended period of potential revenue growth in our core markets, as we transition from early product innovation to mature commercial products. In 2020 and beyond, we are dedicated to leveraging our resources for high velocity sales growth. Empowered by our DOE funding to bring new product categories to market, we will be able to expand our geographic and solutions to reach wood stove users worldwide.

All figures below regarding current and future new markets are goals set by the company based internal research, actual results are not guaranteed.



2022 - DOE Products Open New Markets
2020 North American Wood Stove Market
TAM $750M
SAM $300M
SOM $30M
Annual Wood Stove Sales
TAM $7.5B
SAM $3.75B
SOM $1.1B
Greenfield Market, North America + Europe

OUR LEADERSHIP

A tight-knit team of experts backed by world class advisors and investors who believe in us

Our company is made up of a proven team of engineers, scientists, entrepreneurs and business leaders. Our founders are engineering experts with multiple advanced degrees in fire science, while our CEO is a veteran entrepreneur and rocket scientist from MIT, who graduated a year after the famous Avenger Tony Stark. The team has worked together for 6 years as a whole, and the founders

Stark. The team has worked together for 6 years as a whole, and the founders even longer.

From the beginning, we have focused on enlisting expert advisors to help guide our company, including a veteran venture capitalist, 40-year veteran industry distributor, retailer, and industry trade organization officer. We sought out legal and manufacturing experts, and will continue to add seasoned advisors to help grow the business





Paul LaPorte
28-yr Entrepreneur

Ryan Fisher
Co-Founder

Dr. Taylor Myers
Co-Founder

When we first entered the market, our success was deemed impossible by big name competitors, but we introduced substantial innovation and secured more DOE funding and awards to transform the industry than all other competitors. We fought through the business challenges surrounding the current pandemic and more than doubled the size of our team in the process, positioning ourselves for sustained growth and success.










MF FIRE
OPEN THIS SIDE FIRST



WHY INVEST

MF Fire is...well, on fire!

MF Fire now has a full product line of modern wood stoves exceeding new EPA standards, and has created a multi-sales channel distribution and sales model to take advantage of this growth opportunity. As we grow the company across sales channels, geographies and product lines, we believe in the power of our customers, just as they have believed in us. We want you to have the opportunity to become an investor in our growth and we invite you to join us as a part owner, as we continue to disrupt the industry and make wood stoves cleaner for the environment and better for stove users worldwide!













Winning 2013 Wood Stove Decathlon

Team Wins Wood Stove Decathlon Low Emissions Prize

Nov 2013

MF Fire Wins MIT Clean Energy Prize

The MIT Clean Energy Prize is one of the most prestigious awards a clean energy technology company can win.

Apr 2014

MF Fire Wins the Wood Stove Design Competition

MF Fire sweeps the awards; repeating as Low Emissions Champion and winning the Grand Prize and People's Choice Award

Nov 2014

MF Fire Certifies First Automated Wood Stove with EPA

MF Fire launches its first commercial product, Catalyst, the industry's first automated, smart wood stove.

Dec 2016

MF Fire closes $1.2M venture investment

MF Fire completes its first VC investment.

Feb 2017

MF Fire's first patent awarded

MF Fire receives its first patent for automated wood stoves. Additional patents filed.

Aug 2018

MF Fire's 2nd EPA 2020 certified product goes live

MF Fire completes certification and begins selling Nova, it's 2nd EPA certified wood stove

Oct 2018

MF Fire signs its first distributor

MF Fire begins a new multi-channel sales strategy, partnering with distributors and retailers.

Jan 2019

DOE Awards MF Fire 2 Projects to Build Next Generation Wood Stove Technology

DOE selects MF Fire for multiple awards totaling $2M to transform the industry through new product development.

Oct 2019

MF Fire expands sales team

MF Fire hires industry veteran to grow its retail sales channels.

Jan 2020

MFFIRE

First quarterly profit

MF Fire posts its first quarterly profit.

Jun 2020

MFFIRE

MF Fire product line grows to 7 wood stoves

MF Fire completes testing on 4 new EPA 2020 wood stoves, more than doubling its product family to 7 models.

Aug 2020

MF Fire launches Reg CF offering on StartEngine

We invite investors to join our team!

Aug 2020

In the Press



Smithsonian | Next Generation WoodStove Design Challenge | The New York Times | Popular Mechanics | National Geographic | WSJ











     

   

SHOW MORE

Meet Our Team



Ryan Fisher

COO

Ryan has led MF Fire company operations for 6 years, including manufacturing, finance, and customer support. He is a combustion engineering and science expert, and earned a M.S. and B.S. in Fire Protection Engineering from the University of Maryland. He is a named inventor on two wood stove related patents. Ryan helped propel MF Fire to win the MIT Clean Energy, Energy Efficiency Prize, and the Grand Prize in the 2014 Wood Stove Decathlon.





Taylor Myers

Lead Scientist

Taylor was named 2014 Maryland Innovator of the Year and was the co-inventor of the first automated smart wood stove. He earned a Ph.D. in Mechanical Engineering with a strong focus on combustion science, a M.S. and B.S. in Fire Protection Engineering, and a B.S. in Astronomy, all from the University of Maryland. Taylor co-captained a team of engineers that developed a wood stove that recorded the lowest ever emissions for a wood stove during the 2013 Wood Stove Decathlon. He is a named inventor on two wood stove related patents. He is an experienced programmer and innovator.



 



Paul LaPorte

CEO

Technology entrepreneur, business leader, and hands-on innovator skilled at creating and launching new businesses and products. Expert at assessing and identifying market shifts with a focus on intersection of technology and shifting macro trends in business and consumer behavior. Exceptional record creating traction and growth. Led multiple venture backed startups. B.S. in Engineering from MIT and MBA from Georgetown.



Matt Zuga

Director; a member of the board.

Matt has been an investment partner, managing director and venture capitalist for 27 years, including roles at Legg Mason, Red Abbey Venture Partners, Syngenta Ventures, and HighCape Partners. Matt graduated with an MBA in Finance from the University of North Carolina at Chapel Hill and a BSBA in Finance from the Ohio State University.





Offering Summary

Company :	MF Fire, Inc.
Corporate Address :	3031 Washington Blvd, G, BALTIMORE, MD 21230
Offering Minimum :	$9,999.25
Offering Maximum :	$534,498.15
Minimum Investment Amount (per investor) :	$287.50

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	8,695
Maximum Number of Shares Offered :	464,781
Price per Share :	$1.15
Pre-Money Valuation :	$12,659,390.90

COVID Relief

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and Feburary 21, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*MF Fire retains the right to not select individuals for Beta programs and trials it believes are affiliated with organizations it considers to be competitors

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

All Investor Owners Club

All investors get a one-time 15% discount on any order, product or accessory

Investors get to hear about new products before they are publicly available and have the opportunity to pre-buy any product, ensuring they are first in line!

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 perk - $500 | 10% perpetual discount on all products + access to online MF Fire Master Class sessions on topics such as How to Make a Fire Last All Night, How to Make a Fire Tornado, The Art of Fire

Tier 2 perk - $1000+ |Investors will get unique access and opportunities to test drive new technology and products* | All previous tier perks

Tier 3 perk - $2,500+, + 5% bonus shares | All previous tier perks

Tier 4 perk - $5,000+, + 5% bonus shares | All previous tier perks + free Delta firepit in your choice of finish + 1 on 1 session with Taylor Myer or Ryan Fisher, co-founders of MF Fire. (Learn from the masters via a personal zoom or phone session. Burning questions? High schooler's science project or interview for class? It's your call!)

Tier 5 perk - $10,000+, + 5% bonus shares | All previous tier perks + 20% lifetime discount on all products

Tier 6 perk - $25,000+, + 10% bonus shares | All previous tier perks

Tier 7 perk - $50,000+, + 15% bonus shares | All previous tier perks

MF Fire retains the right to not select individuals for Beta programs and trials it believes are affiliated with organizations it considers to be competitors.

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

MF Fire, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1.15/ share, you will receive and own 110 shares for $115. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Wood Heat = Independence

2 days ago

Like many of you, I was shocked by the devastation in the wake of last week's winter storm. Large parts of the country were left without heat when they needed it most, and some of those fortunate enough to have power experienced financial ruin at heating and electricity bills that were up to 100x higher than normal. While MF Fire's core value proposition is about delivering clean, efficient heat, I wanted to take a moment to share other very important benefits our customers enjoy every day.

Weatherproof - no matter what winter conditions what Mother Nature throws at you, you will always have heat.

Heating Independence - no matter what calamity strikes your power company or grid, you are in total control.

Affordable - wood has been shown time and time again to be one of the lowest cost heat sources, and if you or neighbors are fortunate enough to have property with trees, you also can enjoy a constant free source of heat. Interesting fact: 80% of wood burned in the US comes from naturally fallen trees - not cut. These are trees that otherwise simply decay.

Harsh winters are growing more common with climate change and our overly taxed power grids means more situations like the one in Texas and other parts of the country. Help us solve the big challenges like emissions, and the smaller, but no less important challenges of individuals like predictable, affordable heat that you control. **Invest in MF Fire today!**



Congress Passes Major Win for MF Fire!

23 days ago

Congress Passes Massive Financial Incentive to Buy High Efficiency Wood Stoves like MF Fire's

Congress recently passed a new 26% tax credit for high efficiency modern wood stoves! The new tax credit provides a 26% tax credit for the *installed cost*, including purchase price, sales tax, labor costs, and items necessary for installation, such as venting and floor protection. This is the largest rebate ever for consumers, covering every state, and providing huge incentives for customers to buy many of our products. **For qualifying products, like our Nova 2 freestanding, inserts and towers, this also creates a huge competitive advantage** over the majority of products, which don't qualify. This tax credit can save buyers $1,000s. When added to our products' amazing benefits, **MF Fire stands to gain big as we accelerate into 2021!**

Invest in MF Fire today!

And join hundreds of other investors helping us revolutionize the wood heat industry!





2020 was a Hot Year for MF Fire!

29 days ago

Growth, new products, new sales channels, new employees... and hundreds of new investors! Despite the trying times, 2020 was a banner year for MF Fire. We set records in every category and metric.

We had record revenue and grew our employees 250%. We doubled our product and patent portfolio. We successfully added retail, e-tail and distributor sales channels, all of which grew at a rapid pace. Our industry had its best year in more than a decade as wood heat continues a resurgence. We successfully expanded our distributor presence into Canada. And we have two game-changing products funded by the US Department of Energy that are on track to propel our innovation leadership forward even more!

Now is your chance to invest in the hottest clean energy company around.

Invest in MF Fire while you still can and be part of our team as we transform the industry!





Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, MF Fire has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in MF Fire be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Ho, Ho, Ho - $250,000 and Growing!

2 months ago

We've zoomed past $250,000 thanks to a flurry of new investors. Thank you for investing and welcome to the MF Fire family!

We know you have many places you can put your money, trust and belief. We are passionate about delivering the best, cleanest and most innovative products in the industry and will do everything in our power to accelerate MF Fire to be the dominate player in clean wood heat. We work with governments and clean energy advocates to find the opportunities to deliver powerful solutions that translate into investor value. The two projects we have been funded by the US Department of Energy are great examples of this commitment. One project, code named 'Swirl', is developing a completely new wood combustion technique to revolutionize wood stoves. The second project, code named 'Fire MAPS', involves bringing smart technology to the masses in the form of a small retrofit device to allow any existing wood stove (100,000,000 of them!) to produce substantially less emissions. A big shoutout to the EPA for selecting MF Fire and funding millions of dollars for us to carry out these important innovations.

There has never been a more exciting time to transform our industry. **Join us today by investing or increasing your stake! We make a great Christmas gift for budding entrepreneurs in your family.**



Nor'easter Reminds Us Why Wood Heat is Critical

2 months ago

What do blizzards, ice storms, derechos and backhoes have in common?

They all take out powerlines, sometimes leaving millions of people without heat during harsh winter months. As the Northeast United States braces for its first major snowstorm of the year, it's a good time to reflect on why modern wood heat is a necessary and potentially life saving heat source for tens of millions of Americans.

Wood heat is in YOUR control - not Mother Nature, not the power company, and not Joe the HVAC guy who just left for vacation. With a wood stove, you have heat, anytime, anywhere.

Now is a great time for wood heat, for taking back control, and for you to invest in the leading innovator in the industry. And while you're at it, join dozen of your fellow investors who've saved hundreds of dollars on new wood stoves - ***one of the great perks all MF Fire investors get is saving 15% on your stove purchase - great and timely savings!*** (All of you who are enjoying your new MF Fire stoves during this storm know what I'm talking about!)

Pull the trigger and invest today!

BREAKING NEWS

GAIL: TIMING, POTENTIAL TOTALS



Major Winter Storm to Slam Northeast With Heavy Snow; Storm Watch for NYC

Mo, Mo, Sales Momentum!!!

3 months ago

We love to provide these updates! Since we started our offering on StartEngine, we have more than DOUBLED the number of stores selling our products! That has translated into tremendous revenue traction and we will close out the year with RECORD REVENUE. In a year marked by challenges around the world, MF Fire has exceled.

Thank you for joining the MF Fire team in time to enjoy and celebrate our best year ever!





BREAKING NEWS about MF Fire

3 months ago

MF Fire could become the only wood stove company allowed for sale in Alaska, a position that could grow to include other states.

In an article from the Alliance for Green Heat, https://tinyurl.com/y6jdpp3t, the **Alaska Department of Environmental Conservation** (ADEC) did a broad survey of all wood stoves and found major discrepancies that will potentially prevent all wood stoves from being sold except ours. According to John Ackerly, President of the Alliance for Green Heat and longtime watch dog and friend of the wood stove industry

" … the initiative may end up having far reaching implications for the EPA, the stove industry and how stoves are tested in the future."

John then points out that based on the official reports from the Alaska Department of Environmental Conservation

"… the review appears to show that only one wood stove model – MF Fire's Nova tested by ClearStak lab – could be on the market."

MF Fire continues to innovate and create competitive advantage in an everchanging landscape.

Invest in MF Fire now!

Invest in the future of wood heat as the newest form of clean energy.

MF Fire will be there leading the way!



300 Strong! Thanks to You

3 months ago

We may not have Gerard Butler as King Leonidas leading 300 tenacious Spartans, but even better, we have YOU - 300 committed MF Fire investors!

Thank you to all 300 investors who have joined MF Fire so far on our mission to transform wood heat into clean energy. We could not be more excited for the road ahead with you by our side.

We have been so pleased by your enthusiasm and support that we decided to extend our offering.

Tell your friends and family, and help us get to a new investor goal of 500 investors!



Notice of Material Change in Offering

3 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the MF Fire offering. Here's an excerpt describing the specifics of the change:

MF Fire, Inc. extended the length of their campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

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Kasseth A. 8 INVESTMENTS 5 days ago
Okay i am trying to save more than minimum $ to invest and if yall closing soon then i have to invest asap

> **Paul LaPorte** - MF Fire 5 days ago
> I appreciate you following the offering. I suggest watching the time remaining over the next few days. If it dips below 3 days remaining, then plan on the offering closing. Otherwise if we decide to extend, you will see the days remaining disappear. Thanks!

Kasseth A. 8 INVESTMENTS 5 days ago
is this last round of accepting investors or still open? if so when is the projected closing date for this fundraising campaign?
thx

> **Paul LaPorte** - MF Fire 5 days ago
> Hi Kasseth. Thanks for your question. We are in the process of evaluating whether we will end or extend. We will make a determination in the next few days. Thanks again.

Clarence M. SE OWNER 9 INVESTMENTS 19 days ago
I have an older "fireplace insert" in my basement fireplace. It has worked great...I can't tell from what I have read so far but can any of these be used like a fireplace insert? Thanks.

> **Paul LaPorte** - MF Fire 18 days ago
> Hi Clarence. Thanks for your inquiry. Yes, we have two fireplace inserts and two models that can be installed in your fireplace as a hearth mount (freestanding wood stove that sits partially in your fireplace). All of these models are in our Nova Series of wood stoves and you can learn more on our website, https://mffire.com/nova-series/.

---

joseph y. 3 INVESTMENTS INVESTED 24 days ago
Hi Paul,

I'm curious about further potential applications of your combustion technology beyond the stoves. Have you explored any opportunities with utilizing your high efficiency combustion technology for manufacturing or electrical power generation? Perhaps there are other markets beyond home heating for future expansion.

Also, I see your fuel cost savings for customers and numbers on pollution reduction but what is the impact on deforestation?

Thanks,
Joe.

> **Paul LaPorte** - MF Fire 23 days ago
> Hi Joseph,

Thanks for your inquiry and thoughts. We have given thought to other areas for future expansion, such as burning municipal trash for power generation and to dynamically adjust to what is being burned. We've also explored other biomass opportunities. For now, we have a lot of growth before we tap out wood heat before moving into new area. Our DOE projects give some indication of areas we are expanding in in the near term.

As far as deforestation, 80% of the wood burned by consumers in the US comes from naturally fallen trees that would otherwise decay naturally as we learned from discussions with representatives from the US Department of Forestry, and is local to the user's community, driving dollars back into the local economy when processed for firewood.

Stay warm! - Paul

Monty C. 2 months ago
I'd like to know more about options for venting these designs have?

> **Paul LaPorte** **- MF Fire** 2 months ago
> Hi Monty. 6 of our 7 models can vent out either the top or bottom. Our Catalyst model only vents from the top. Thanks!

Paul L. **- MF Fire** 2 months ago
Hi Ian,
Thanks for your question. There's not a section in the offering dedicated to the technology. However, I will share a quick summary of the core concepts and technical aspects of our solution here. Wood combustion is based on 3 parts: fuel, oxygen, and heat. When you provide the right combination, you get combustion. When the mixture of air and fuel (gasified wood) is optimal, you get a perfect combustion where all the fuel is consumed during the combustion process without leaving particulate matter behind. Without heat, the fuel (log) and air exist, but don't do anything. This is similar to how a car's engine works, but with a different fuel source. However, just like a car, if the fuel/air mixture are off, the car engine runs poorly. What makes wood heat more challenging is the variability of conditions. Every piece of wood is different: shape, density, moisture, etc.... The key to a successful fire is to deliver sufficient air into the process at the right time to adjust for the variable conditions. When done well, you get a clean, highly efficient fire. When done poorly, you get a fire that smolders, burns too quickly and can be highly polluting. MF Fire's technology focuses on optimizing this combustion cycle from a science perspective. Our smart control monitors stove and fire conditions continuously and matches the current and historic data to known algorithms that our scientists have created. These algorithms are used to dynamically adjust airflow into our automated wood stove so that we maintain an optimal mix of fuel and air. We also monitor the stove for fire conditions that can create safety concerns and then proactively address those concerns, such as overfiring, which can lead to chimney fires. Some of our other stove technologies are designed to maximize efficiency while delivering a consistent emissions profile while in the hands of consumers. This is accomplished by using some fire science principles and CFD modeling to help identify and improve stove design before we ever build a prototype. CFD modeling allows us to 'see' the stove in use in a computer simulation, cutting design time and costs, ensuring we reach the market with successful product. We have consistently shown we can design products that pass the stringent EPA lab tests the first time in testing, without multiple design rounds, something competitors can't.
Hopefully this gives you a little feel for the technology. I also invite you to google our patents for more info.

Ian H. 2 months ago
I just skimmed this page and didn't see any details about how the technology actually works... Am I missing something?

David B. 3 months ago
Hi Paul,
Thanks for your reply. In your estimate, what would you think the holding time of this investment would be before it produces liquidity or a return of capital? I understand that early stage investing is sometimes a longer term higher potential reward, but looking at opportunity costs with technology booming all over the map, it would be prudent to have an understanding of that

with technology booming all over the map, it would be prudent to have an understanding of that in order to size an appropriate investment.

Are their any metrics to the size of the market, such as a database of the demographics ? Also, is there other data other than what we have seen related to the actual patents and the outgoing effluent gasses with reference to a conventional similar wood burning box. Are these devices limited to the type of wood that can be or should be burned? While we have seen a representation of the pounds of reduced gases in the advertisement (and congratulations for achieving this), is there an estimate of the total of pounds of gasses (by type) that will still be emitted from these devices, and will that further be attacked in the future if global warming trends continue as they seem to have accelerated in recent times. in other words is there not a fear that eventual legislation may outlaw the use of any wood burning or gas producing devices except in the case of proven emergency need.?

Paul LaPorte   - MF Fire   3 months ago
Hi David,
Thanks for all your questions. I will do my best to address them below.

1. Most successful startups take 7-10 years from inception to reach a liquidity event. MF Fire started in 2014 and posted its first quarterly profit this year, while creating and selling 7 current models of EPA certified wood stoves. Based on typical startup duration to reach liquidity and our stage of growth, we appear to be tracking along the above trajectory. This statement does not constitute any formal guidance from management or the company – there are too many variables to predict an exit at this point, but we are in that nice sales and marketing growth phase.

2. This is a link to a comprehensive worldwide wood stove market analysis. It is a very long paper - see page 27 for some of the most relevant details. You can also search market data for the US on the HPBA website and on the 2010 US census, specifically looking at home sources of heat.
https://vbn.aau.dk/ws/portalfiles/portal/316415682/PHD_Ricardo_Luis_Teles_de_Carvalho_E_pdf.pdf.

3. You can search for our first patent, Patent No.: US 10,041,682 B1, Issued: August 7, 2018, and read about that via Google or the USPTO website. The most recent patent is in process of going through patent office administrative efforts and should be live in the near future.

4. All wood stoves can burn any wood, however, you should always look to use seasoned hard woods, as they produce the highest efficiency and lowest emissions. Here is an article that describes the different types of hard and soft woods and their relative merits,
https://www.thespruce.com/best-firewood-for-fireplace-heat-stove-1908011.

5. The EPA sets the industry standard for wood stove emissions. It is supposed to do this by law every 7 years. The last time the standard was reviewed and updated was 2015, with new standards that went live in 2016 and 2020. There will be another review, likely in 2022, with new standards that phase in if needed in 2023 and beyond. As we did previously by leading the industry in developing and certifying 2020 compliant wood stoves years ahead of the new standard, we have already begun research and development of new technologies to aggressively stay ahead of the curve. In fact, we've received two large US Department of Energy grants to develop new technologies, further demonstrating that we are recognized as an innovation leader in our space.

I believe it is highly unlikely that wood burning will ever go away. In a few local jurisdictions or states, such as Colorado and California, they have restricted burn days, called Red days. On those days, only wood stoves meeting the current EPA 2020 emission standards can be burned. All of our stoves are 2020 compliant, so we continue to meet the need for consumers. In fact, those additional regulations should spur new stove sales so consumers can continue to burn.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Graphic Text:

The Future of Wood Heat Is. . .

Auomated, Modern, State-of-the-art, Efficient, Safe, Ultra-clean.

Paul LaPorte:
MF Fire creates simple, efficient, modern products that are transforming wood heat into clean energy, and eliminating critical air pollution around the world. I'm Paul LaPorte, CEO at MF Fire. There is a hundred million homes around the world with half a billion people who get their heat from wood. And that's a great thing. However, those wood stoves produce a tremendous amount of air pollution and create health issues all around the world. It's incredibly exciting when we think about the impact that we can have. If we took all wood stoves and replaced them overnight with our technology, our wood stoves, we could save up to 40% of the total particulate air emission overnight. We created the first smart stove that you can control from the palm of your hand on your smartphone. It allows you to actually set a target temperature and heat your home to your desired level. This is groundbreaking.

Speaker 3:

MF Fire's catalyst stove disrupted a market that's been stagnant for four decades.

Just this year, thanks to new stricter EPA emissions guidelines, 60% of their competitors were pushed out.

Paul LaPorte:
Smithsonian Magazine called our products a game changer. This is exciting stuff. You don't see wood stoves mentioned and game changer used in the same sentence.

Speaker 3:
Their unique invention was awarded MIT's Clean Energy Prize, one of the largest and longest running competitions for clean tech startups. And MF Fire continues to attract attention and garner accolades. Their line of stoves have changed the user experience, all while drastically cutting down on harmful emissions from soot and smoke, a major contributor to climate change and health problems.

Ryan Fisher:
Our wood stove at MF Fire create the perfect burn. And what we mean by that is an efficient burn that gets the most heat out of your wood. A burn that has low emissions. So really reducing the pollutants that are put into the air from your wood stove. I'm Ryan Fisher, I'm the COO and founder of MF Fire.

Taylor Myers:
And we're really passionate about our environmental impact. Air emissions from wood stoves are a big problem across the United States. My name is Taylor Myers, and I'm one of the founders and the lead scientist at MF Fire. We come in with a really unique perspective and an understanding of the underlying science that goes into all of this. And when you couple that with engineering and our growing experience in the industry, we're able to make unique products that still deliver everything that the customers have come to expect from wood stoves, but better.

Speaker 3:
MF Fire was born almost accidentally when founders Taylor Myers and Ryan Fisher were grad students at the University of Maryland, they entered a wood stove decathlon, and to the shock of industry professionals, walked away with the Low Emissions Prize. They won the prestigious grand prize one year later.

Taylor Myers:
We knew that we were onto something special and something that was worth pursuing and bringing to the world.

Speaker 3:
MF Fire has been successfully selling their wood stoves for four years, expanding to include distributors and brick and mortar stores throughout North America. Customers rave about their clean and modern designs and how easy they are to use.

Paul LaPorte:
We created the first turbo start feature, which dropped startup times from 30 minutes down to five minutes in a hands off way.

Speaker 3:
MF Fire customers also love that their homes are warmer and their heating bills are lower, in some cases, by as much as 50%. And they can keep that fire burning knowing they're safer too.

Taylor Myers:
So with catalyst, we're monitoring the conditions inside the stove by taking several different measurements about what's going on.

Paul LaPorte:
We've got proactive over fire monitoring and prevention. We actually can shut your stove down when we see those dangerous conditions happening. And that's a unique feature.

Speaker 3:
MF Fire's patent portfolio and impressive sales, which have rapidly grown, are poised to keep this Baltimore, Maryland, based company ahead of the competition, now that 80% of competing products are no longer being sold after a monumental shift in the market.

Graphic Text:

As a result of 2020 EPA regulations, MF Fire has discovered: 60% of competitors have left the market.

80% of the competing products do not meet EPA standards and are off the market.

Ryan Fisher:
In May of 2020, the EPA instituted new emissions regulations that really restricted the amount of air pollution that can come from a wood burning stove. As a result, other manufacturers that could not meet these new standards had to exit the marketplace.

Paul LaPorte:
We knew this was coming, and we built to this new standard. Means that everything that we've done from day one is still relevant and consistent. It didn't slow us down. If anything, it enabled us to accelerate through this time period, when most of the other competitors either fell out of the market or have many roadblocks in the way. This is a great time for MF Fire.

Speaker 3:
And they were recently awarded two Department of Energy investments to produce advanced solutions for the industry. They have big plans and invite you to invest in their future and join them on their exciting journey.

Ryan Fisher:
The future for MF Fire is to really grow our sales and footprint throughout the United States and Canada as a start. So while we're continuing to grow our product line, one of our big focuses now is getting our products into the hands of as many consumers as possible.

Taylor Myers:
We know that we're having a direct result, a direct impact on people's lives and making a big difference there. And it's something that we take a lot of pride in.

Graphic Text:

MF Fire.

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<u>Platform Compensation</u>

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:30 PM 01/27/2020
FILED 04:30 PM 01/27/2020
SR 20200583266 - File Number 6215201

MF FIRE, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

MF Fire, Inc. a corporation organized and existing under and by the virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows:

1. The name of this corporation is MF Fire, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on November 14, 2016 under the name MF Fire, Inc.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 27th day of January, 2020.

MF FIRE, INC.

By: */s/ Paul LaPorte*
Name: Paul LaPorte
Title: Chief Executive Officer

Exhibit A

MF FIRE, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is MF Fire, Inc. (the **"*Corporation*"**).

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, Wilmington, Delaware 19808, County of New Castle. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III: DEFINITIONS.

As used in this Certificate (the "***Certificate***"), the following terms have the meanings set forth below:

"***Board Composition***" means that for so long as at least 25% percent of the initially issued shares of Series Seed Preferred Stock remain outstanding, the holders of record of the shares of Series Seed Preferred Stock exclusively and as a separate class, are entitled to elect one (1) director of the Corporation (the "***Series Seed Director***"), the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect three (3) directors of the Corporation, and any additional directors will be elected by the affirmative vote of a majority of the Series Seed-2 Preferred Stock and Common Stock, voting together as a single class on an as-converted basis.

"***Original Issue Price***" means $0.61 per share for the Series Seed Preferred Stock and $0.76 for the Series Seed-2 Preferred Stock.

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 19,266,202, consisting of (a) 13,000,000 shares of Common Stock, $0.001 per share and (b) 6,266,202 shares of Preferred Stock, $0.001 per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations

with respect thereto, as stated or expressed herein. As of the effective date of this Certificate, 4,098,361 shares of the Preferred Stock of the Corporation are hereby designated "*Series Seed Preferred Stock*" and 2,167,841 shares of the Preferred Stock of the Corporation are hereby designated "*Series Seed-2 Preferred Stock*").

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. **General.** The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Certificate.

2. **Voting.** The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. **Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of

the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

        1.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

        1.3   Deemed Liquidation Events.

        1.3.1   Definition. Each of the following events is a *"Deemed Liquidation Event"* unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

        (a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

        (b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

        1.3.2   Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the

cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting.

2.1   General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2   Election of Directors. The holders of record of the Company's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3   Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a)   alter the rights, powers or privileges of the Preferred Stock set forth in the Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b)   increase or decrease the authorized number of shares of any class or series of capital stock;

(c)   authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the

certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d)   redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e)   declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f)   increase or decrease the number of directors of the Corporation;

(g)   liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, including any change of control of the Corporation that does not result in a payment to the holders of Preferred Stock of at least two times (2x) the Original Issue Price, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3.   **Conversion.** The holders of the Preferred Stock have the following conversion rights (the "*Conversion Rights*"):

3.1   Right to Convert.

3.1.1   Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "*Conversion Price*" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Certificate.

3.1.2   Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2   Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into

Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "*Contingency Event*"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "*Conversion Time*"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock

below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 <u>Effect of Conversion</u>. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 <u>No Further Adjustment</u>. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 <u>Adjustment for Stock Splits and Combinations</u>. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the *"Original Issue Date"* for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 <u>Adjustment for Certain Dividends and Distributions</u>. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event at a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b)   the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6   Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8   Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the

consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10   Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11   Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates

surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

    (a)   the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

    (b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8.   Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: BYLAW PROVISIONS.

A.   AMENDMENT OF BYLAWS. Subject to any additional vote required by this Certificate or bylaws of the Corporation (the "*Bylaws*"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B.   NUMBER OF DIRECTORS. Subject to any additional vote required by this Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C.   BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D.   MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE VIII: DIRECTOR LIABILITY.

A.   LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article VIII by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C.   MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article VIII will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE IX: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

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